Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

THE NASDAQ STOCK MARKET, INC.

The Nasdaq Stock Market, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (“Nasdaq”), does hereby certify that:

FIRST: The Restated Certificate of Incorporation of Nasdaq is hereby amended as follows:

1.	ARTICLE FIFTH paragraph B is hereby amended to read in its entirety as follows:

B. Subject to the provisions of this paragraph B, the Board (other than those directors elected by the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of Article Fourth hereof, (the “Preferred Stock Directors”)) shall be divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Each director elected or appointed prior to the effectiveness of this Certificate of Amendment under the General Corporation Law of the State of Delaware shall serve for his or her full term, such that the term of each Class I director shall expire at the 2007 annual meeting of stockholders; the term of each Class II director shall expire at the 2005 annual meeting of stockholders; and the term of each Class III director shall expire at the 2006 annual meeting of stockholders. In case of any increase or decrease, from time to time, in the number of directors (other than Preferred Stock Directors), the number of directors in each class shall be apportioned as nearly equal as possible. The term of each director elected at the 2005 annual meeting of stockholders and at each subsequent annual meeting of stockholders shall expire at the first annual meeting of stockholders following his or her election. Commencing with the 2007 annual meeting of stockholders, the foregoing classification of the Board shall cease, and the directors, other than the Preferred Stock Directors, shall be elected by the holders of the Voting Stock (as hereinafter defined) and shall hold office until the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

2.	ARTICLE FIFTH paragraph C is hereby amended to read in its entirety as follows:

C. Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall only be filled by the Board. No decrease in the number of directors shall shorten the term of any incumbent director.

3.	ARTICLE FIFTH paragraph D is hereby amended by deleting the words “only for cause and” from the text of the paragraph.

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, The Nasdaq Stock Market, Inc. has caused this Certificate to be executed by its duly authorized officer on this 25th day of May, 2005.

THE NASDAQ STOCK MARKET, INC.

By	/s/ JOAN C. CONLEY
Name:	Joan C. Conley
Office:	Senior Vice President and Corporate Secretary